FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

		Page
Signature		3

Financial Results of Second Quarter of 2004	Exhibit 99.1	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ NEIL NANPENG SHEN
Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

Date: August 6, 2004

Exhibit 99.1

Ctrip Reports Second Quarter 2004 Financial Results

Shanghai, China, 6 August 2004, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, today announced its financial results for the second quarter of 2004. Ctrip’s American Depositary Shares, or ADSs, each of which represents two ordinary shares of Ctrip, are currently traded on the Nasdaq National Market.

Highlights for the second quarter of 2004:

•	Net revenues grew by 25% quarter-on-quarter to RMB80.5 million (US$9.7 million). It increased by 332% year-on-year, partly because the net revenues for the second quarter of 2003 were materially and adversely affected by the SARS outbreak during the period.

•	Operating income grew by 42% quarter-on-quarter to RMB36.2 million (US$4.4 million). Operating income for the second quarter of 2003 was negative due to the material adverse impact caused by the SARS outbreak.

•	Net income grew by 45% quarter-on-quarter to RMB31.4 million (US$3.8 million). The diluted earnings per ADS were RMB1.94 (US$0.23) for the quarter, against our original estimate of between RMB1.70 (US$0.20) and RMB1.75 (US$0.21) per ADS. The diluted earnings per ordinary share were RMB0.97 (US$0.12) for the quarter.

•	Gross margin remained strong at 86%, operating margin increased to 45% and net margin reached a record 39%.

“We are extremely pleased to announce that Ctrip has delivered record results in the second quarter of 2004. Our remarkable growth has accelerated to further propel Ctrip as a clear market leader in China’s travel consolidator space. The growth momentum of the overall travel industry in China continued in the second quarter. We continued to acquire more new customers and our strong brand name and diverse product offerings have helped us to acquire new customers at an even faster rate in the second quarter. Our hotel supplier network was further expanded including more guaranteed allotment hotels and more hotels in the medium size cities. With an accelerated expansion of our hotel supplier network and customer base, we have achieved splendid results across all product lines. The total number of room nights booked in the second quarter surpassed the one million mark for the first time, while our air ticketing and packaged tour businesses continued to exhibit strong growth.” said James Liang, Chairman and CEO of Ctrip.

Commenting on Ctrip’s earnings, Neil Shen, President and CFO of Ctrip, said, “we have added yet another quarter to our track record of strong, diverse and balanced growth as we tap the revenue potential of various product lines. In the second quarter of 2004, our top line grew by 25% and the bottom line grew by 45% quarter-on-quarter. Not only did our performance beat the seasonal uptrend in the second quarter, but also we continued to enjoy a rapid margin expansion with operating margin reaching 45% and net margin reaching a record 39%. We believe Ctrip is at a point where we can really leverage on our scalable business model to further enhance profitability while our transaction volume continues to take off. Building on the success in the first half of 2004, we will continue our winning streak and strive to generate higher business volume and returns as we march into the second half of the year.”

Financial Results

For the second quarter of 2004, Ctrip reported net revenues of RMB80.5 million (US$9.7 million), an increase of 25% from the previous quarter, primarily driven by an increased transaction volume of hotel room nights booked and air tickets sold in the second quarter. Net revenues increased by a dramatic 332% from the same period last year, partly because the net revenues for the second quarter of 2003 were materially and adversely affected by the SARS outbreak during the period.

Hotel reservation revenues totaled RMB68.7 million (US$8.3 million) for the second quarter of 2004, representing a 26% increase from the previous quarter. The total number of hotel room nights booked was over 1 million in the second quarter of 2004, compared to approximately 850,000 room nights in the first quarter of 2004.

Air ticket booking revenues for the second quarter of 2004 were RMB13.2 million (US$1.6 million), representing a 28% increase from the first quarter of 2004. The air tickets sales volume continued to grow strongly. The total number of air tickets sold in the second quarter of 2004 was approximately 380,000, compared to approximately 310,000 in the first quarter of 2004.

The gross margin remained strong at 86% in the second quarter of 2004, a slight increase from 85% in the first quarter.

Operating expenses for the second quarter of 2004 were RMB33.3 million (US$4.0 million), an increase of 15% from the first quarter, primarily due to increased sales and marketing and product development expenses.

Sales and marketing expenses for the second quarter of 2004 increased by 16% to RMB16.9 million (US$2.0 million) from the first quarter, mainly due to increased expenses in connection with the customer reward program, increased commissions to our marketing partners and advertisement expenses.

Product development expenses for the second quarter of 2004 increased by 17% to RMB8.3 million (US$1.0 million) from the first quarter, primarily as a result of the hiring of additional personnel to expand our travel supplier network.

Operating income for the second quarter of 2004 was RMB36.2 million (US$4.4 million), an increase of 42% from the first quarter. Operating income for the same period last year was negative due to the material adverse impact caused by the SARS outbreak. Operating margin was further expanded to 45% in the second quarter from 40% in the first quarter.

Net income for the second quarter of 2004 was RMB31.5 million (US$3.8 million), representing an increase of 45% from the first quarter. Net margin reached a record 39% in the second quarter of 2004, compared to 34% in the first quarter. The diluted earnings per ADS were RMB1.94 (US$0.23), and the diluted earnings per ordinary share were RMB0.97 (US$0.12) for the second quarter of 2004.

Cash flow from operating activities was RMB30.6 million (US$3.7 million) in the second quarter of 2004. As of 30 June 2004, the cash balance was RMB500.8 million (US$60.5 million), compared to RMB472.6 million (US$57.1 million) three months ago.

Business Outlook

Ctrip estimates its net revenues for the third quarter of 2004 to be between RMB85.3 million (US$10.3 million) and RMB86.1 million (US$10.4 million). Net income is expected to be between RMB32.1 million (US$3.9 million) and RMB33.4 million (US$4.0 million). The earnings per ADS on a fully diluted basis are expected to be between RMB1.99 (US$0.24) and RMB2.07 (US$0.25) for the third quarter of 2004. The earnings per ordinary share on a fully diluted basis are expected to be between RMB0.99 (US$0.12) and RMB1.03 (US$0.13) for the third quarter of 2004.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM Eastern Standard Time on 5 August 2004 (or 9:00AM 6 August 2004 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at:

http://english.ctrip.com/Public/IR.asp?ID=26. The call will be archived for 12 months at this website.

The dial-in details for the Live conference call: U.S. Toll Free Number +1-888-396-2369, International dial-in number +1-617-847-8710; Passcode 64879402.

A telephone replay of the call will be available for 72 hours after the conclusion of the conference call. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 25538989.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip’s historical losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and existing competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information

Megan Peng

Ctrip.com International, Ltd.

Tel: (+852) 2169-0915

Email: mpeng@ctrip.com

Ctrip.com International, Ltd.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Quarter Ended June 30, 2003	Quarter Ended March 31, 2004	Quarter Ended June 30, 2004	Quarter Ended June 30, 2004
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Hotel reservation	16,570,651	54,605,829	68,659,561	8,295,624
Air-ticketing	2,393,433	10,328,295	13,233,614	1,598,919
Packaged tour	—	1,925,268	2,175,745	262,879
Others	638,589	1,125,677	1,108,707	133,957

Total revenues	19,602,673	67,985,069	85,177,627	10,291,379

Less: business tax and related surcharges	(973,342)	(3,635,889)	(4,680,608)	(565,523)

Net revenues	18,629,331	64,349,180	80,497,019	9,725,856

Cost of services	(3,753,221)	(9,719,206)	(11,022,909)	(1,331,816)

Gross profit	14,876,110	54,629,974	69,474,110	8,394,040

Operating expenses:
Product development	(3,806,830)	(7,088,586)	(8,293,309)	(1,002,019)
Sales and marketing	(7,725,130)	(14,576,211)	(16,911,047)	(2,043,236)
General and administrative	(3,712,037)	(6,725,580)	(7,386,390)	(892,443)
Share-based compensation	(398,558)	(553,526)	(576,255)	(69,625)
Amortization of other intangible assets	(88,311)	(123,225)	(123,225)	(14,888)

Total operating expenses	(15,730,866)	(29,067,128)	(33,290,226)	(4,022,211)

Income from operations	(854,756)	25,562,846	36,183,884	4,371,829

Interest income	98,712	729,161	1,087,928	131,446
Other income (expense)	3,491,309	(199,477)	392,535	47,427

Income before income tax expense, minority interest and share of loss of joint venture companies	2,735,265	26,092,530	37,664,347	4,550,702

Share of loss of joint venture companies	(331,010)	—	—	—
Income tax expense	(523,337)	(4,345,253)	(6,235,115)	(753,343)
Minority interests	—	(20,616)	7,642	923

Net income	1,880,918	21,726,661	31,436,874	3,798,282

Accretion for Series B Redeemable Convertible Preferred shares	(4,662,995)	—	—	—

Net income (loss) attributable to ordinary shareholders	(2,782,077)	21,726,661	31,436,874	3,798,282

Other comprehensive income:
Translation adjustments	(870)	(1,470,042)	238,812	28,854

Comprehensive income	1,880,048	20,256,619	31,675,686	3,827,136

Earnings (loss) per ordinary share
— Basic	-0.29	0.71	1.03	0.12
— Diluted	-0.29	0.68	0.97	0.12
Earnings (loss) per ADS
— Basic	-0.58	1.42	2.06	0.25
— Diluted	-0.58	1.36	1.94	0.23
Weighted average ordinary shares outstanding
— Basic	9,520,698	30,461,804	30,594,397	30,594,397
— Diluted	9,520,698	32,160,193	32,245,989	32,245,989

Note 1: The conversion of RMB into USD is based on the noon buying rate of USD1.00=RMB8.2766 on June 30, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.